UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]
04005657

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 9, 2004

Act	Securities Exchange Act of 1934
Section	§17
Rule	17a-5
Public Availability	01/26/04

Mr. Steven N. Johnson
President
MarLon Distributors, Inc.
200 Connecticut Avenue, Suite 4E
Norwalk, CT 06854

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Johnson:

We have received your letter dated December 19, 2003, in which you request on behalf of MarLon Distibutors, Inc. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 31, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 31, 2003, and MarLon has been engaged in limited business activity since becoming effective, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 31, 2003, the effective date of the Firm's registration with the Commission.

127869S

~~123693~~

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz
Attorney

cc: Susan Demando, NASD Regulation

Marlon

MARLON DISTRIBUTORS, INC.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2003
DIVISION OF MARKET REGULATION

December 19, 2003

Mr. Thomas McGowan
Assistant Director
United States Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW – Mail Stop 1001
Washington, D.C. 20549

RE: SEC FILE NO. 8-65085

BROKER-DEALER FINANCIAL STATEMENT REQUIREMENTS UNDER SECTION 17 OF THE EXCHANGE ACT

Dear Mr. McGowan,

I am writing to formally request a waiver of the annual financial statement requirement for MarLon Distributors, Inc. (MarLon) for the fiscal year ending 31 December 2003.

MarLon was granted NASD broker-dealer membership on 31 October 2003. I am requesting the waiver to avoid incurring a $30,000 fee from Ernst & Young for 2003 audit services involving only two months of activity.

As background, MarLon is a wholly-owned subsidiary of MAM Limited (MAM), an SEC-registered investment advisor based in London, England. MarLon is a non-clearing $5,000 broker-dealer engaged in the sale of private placement securities to institutional clients in the United States. In MarLon's case, the private placement securities are shares in MAM's commingled investment trusts. Since 31 October, MarLon has been engaged in limited business activity and five checking account transactions totaling $1,185.65. 1185.65

Upon your approval of this request, we intend to make MarLon's first financial statement filing for the 14-month period ending 31 December 2004.

Thank you in advance for your favorable consideration of this request. Please feel free to contact me directly if I can provide any additional information.

Sincerely,

Steven N. Johnson

President

Cc: Simon Davies, Compliance Officer, Marathon Asset Management Limited
Kathy K. Efrem, Financial and Operations Principal, MarLon Distributors, Inc.